EXHIBIT 1
                                                                       ---------


THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY STATE SECURITIES LAWS. ACCORDINGLY, EXCEPT TO THE EXTENT PERMITTED BY THE UNDERWRITING AGREEMENT, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO A U.S. PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE 1933 ACT) EXCEPT IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENT OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS. THIS SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES WITHIN THE UNITED STATES. SEE "PLAN OF DISTRIBUTION".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE CORPORATE SECRETARY OF ARC RESOURCES LTD. AT 2100, 440 - 2ND AVENUE S.W., CALGARY, ALBERTA, T2P 5E9 (TOLL FREE NUMBER 1-888-272-4900). FOR THE PURPOSE OF THE PROVINCE OF QUEBEC, THIS SIMPLIFIED PROSPECTUS CONTAINS INFORMATION TO BE COMPLETED BY CONSULTING THE PERMANENT INFORMATION RECORD. A COPY OF THE PERMANENT INFORMATION RECORD MAY BE OBTAINED FROM THE CORPORATE SECRETARY OF ARC RESOURCES LTD. AT THE ABOVE MENTIONED ADDRESS AND TELEPHONE NUMBER.

NEW ISSUE                                                      FEBRUARY 13, 2003

                             [GRAPHIC OMITTED - LOGO
                                ARC ENERGY TRUST]

                                  $126,500,000
                             11,000,000 Trust Units

The outstanding trust units ("Trust Units") of ARC Energy Trust (the "Trust") are listed on the Toronto Stock Exchange (the "TSX"). On February 4, 2003, the last completed trading day on which the Trust Units traded prior to announcement of this offering, the closing price of the Trust Units was $11.80. On February 12, 2003, the closing price of the Trust Units was $11.45. The offering price of the Trust Units was determined by negotiations with ARC Resources Ltd. ("ARC Resources"), on behalf of the Trust, and RBC Dominion Securities Inc., on behalf of itself and on behalf of the other Underwriters.

          ------------------------------------------------------------
                          Price: $11.50 per Trust Unit
          ------------------------------------------------------------

                                                                   NET PROCEEDS
                 PRICE TO THE PUBLIC     UNDERWRITERS' FEE         TO THE TRUST
                 -------------------     -----------------         ------------
Per Trust Unit         $11.50                 $0.575                 $10.925
Total(1)            $126,500,000            $6,325,000             $120,175,000

Notes:

(1) Before deducting expenses of this offering, estimated to be $285,000, which will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 1,500,000 Trust Units on the same terms as set forth above exercisable at any time prior to 7:00 a.m. (Calgary time) on the last business day preceding the date of closing, which additional Trust Units are qualified for distribution under this prospectus. If the Underwriters' Option is exercised in full, the total offering, the Underwriters' fee and the Net Proceeds to the Trust before deducting expenses of this offering will be $143,750,000, $7,187,500 and $136,562,500, respectively.

This prospectus incorporates by reference financial statements for the Trust for the years ended December 31, 2002 and 2001 which have been audited by Deloitte & Touche LLP for which the Trust has obtained the consent of Deloitte & Touche LLP to the use of its audit report and also incorporates by reference financial statements of Startech Energy Inc. for the years ended December 31, 1999 and 1998 which have been audited by KPMG LLP for which the Trust has obtained the consent of KPMG LLP to the use of its audit report.

THIS PROSPECTUS ALSO INCORPORATES BY REFERENCE FINANCIAL STATEMENTS OF STARTECH ENERGY INC. FOR THE YEAR ENDED DECEMBER 31, 2000 AUDITED BY ARTHUR ANDERSEN LLP AND PRO FORMA FINANCIAL STATEMENTS OF THE TRUST FOR THE YEAR ENDED DECEMBER 31, 2001 WHICH WERE REVIEWED, AS TO COMPILATION ONLY, BY ARTHUR ANDERSEN LLP FOR WHICH THE TRUST WAS NOT

ABLE TO AND DID NOT OBTAIN THE CONSENT OF ARTHUR ANDERSEN LLP TO THE USE OF ITS AUDIT REPORT AND COMPILATION REPORT. BECAUSE ARTHUR ANDERSEN LLP HAS NOT PROVIDED THIS CONSENT, PURCHASERS OF TRUST UNITS PURSUANT TO THIS PROSPECTUS WILL NOT HAVE THE STATUTORY RIGHT OF ACTION FOR DAMAGES AGAINST ARTHUR ANDERSEN LLP PRESCRIBED BY APPLICABLE SECURITIES LEGISLATION. SEE "DOCUMENTS INCORPORATED BY REFERENCE", "RISK FACTORS" AND "PURCHASERS' STATUTORY RIGHTS".

RBC DOMINION SECURITIES INC., CIBC WORLD MARKETS INC., BMO NESBITT BURNS INC. AND SCOTIA CAPITAL INC., FOUR OF THE UNDERWRITERS, ARE DIRECT OR INDIRECT SUBSIDIARIES OF CANADIAN CHARTERED BANKS WHICH ARE LENDERS TO ARC RESOURCES AND ARC (SASK.) ENERGY TRUST ("ARC SASK.") AND TO WHICH ARC RESOURCES AND ARC SASK. ARE INDEBTED. CONSEQUENTLY, THE TRUST MAY BE CONSIDERED TO BE A CONNECTED ISSUER OF THESE UNDERWRITERS FOR THE PURPOSES OF SECURITIES REGULATIONS IN CERTAIN PROVINCES. THE NET PROCEEDS OF THIS OFFERING WILL BE USED TO REPAY A PORTION OF THE INDEBTEDNESS OF THE TRUST TO SUCH BANKS. SEE "RELATIONSHIP BETWEEN ARC RESOURCES' AND ARC SASK.'S LENDERS AND UNDERWRITERS".

The Underwriters, as principals, conditionally offer the Trust Units for sale, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Macleod Dixon LLP. The Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive Trust Unit certificates will be available for delivery at closing which is expected to occur on or about February 25, 2003 but in any event not later than March 31, 2003.

                                TABLE OF CONTENTS

TABLE OF CONTENTS..............................................................3
ABBREVIATIONS..................................................................3
CONVERSIONS....................................................................4
DOCUMENTS INCORPORATED BY REFERENCE............................................4
GLOSSARY OF TERMS..............................................................6
FORWARD-LOOKING STATEMENTS.....................................................8
ARC ENERGY TRUST...............................................................9
RECENT DEVELOPMENTS...........................................................10
USE OF PROCEEDS...............................................................10
PLAN OF DISTRIBUTION..........................................................11
DETAILS OF THE OFFERING.......................................................12
CONSOLIDATED CAPITALIZATION OF THE TRUST......................................12
DISTRIBUTIONS TO UNITHOLDERS..................................................13
PRICE RANGE AND TRADING VOLUME OF TRUST UNITS.................................14
RELATIONSHIP BETWEEN ARC RESOURCES' AND ARC SASK.'S
    LENDERS AND UNDERWRITERS..................................................14
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS....................................15
ELIGIBILITY FOR INVESTMENT....................................................18
RISK FACTORS..................................................................18
INTEREST OF EXPERTS...........................................................18
AUDITORS, TRANSFER AGENT AND REGISTRAR........................................19
PURCHASERS' STATUTORY RIGHTS..................................................19
APPENDIX "A" OIL AND GAS RESERVES............................................A-1
CERTIFICATE OF THE TRUST.....................................................C-1
CERTIFICATE OF UNDERWRITERS..................................................C-2


                                  ABBREVIATIONS

bbl       barrel                                          mbbl        one thousand barrels
bbl/d     barrels per day                                 mboe        one thousand barrels of oil equivalent
bcf       billion cubic feet                              mcf         one thousand cubic feet
boe       barrels of oil equivalent converting 6 mcf      mcf/d       one thousand cubic feet per day
          of natural gas or one barrel of natural         mlt         thousand of long tons
          gas liquids to one barrel of oil                mmbbl       one million barrels
          equivalent.                                     MMBTU       one million British Thermal Units
boe/d     barrels of oil equivalent per day               mmcf        one million cubic feet
lt        long tons                                       mmcf/d      one million cubic feet per day
lt/d      long tons per day
$MM       one million Canadian dollars

                                   CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

TO CONVERT FROM                 TO                           MULTIPLY BY
---------------                 --                           -----------
cubic metres                    cubic feet                       35.301
bbls                            cubic metres                      0.159
cubic metres                    bbls                              6.290
feet                            metres                            0.305
metres                          feet                              3.281
miles                           kilometers                        1.609
kilometres                      miles                             0.621
acres                           hectares                          0.4047
hectares                        acres                             2.471

IN THIS SHORT FORM PROSPECTUS, UNLESS OTHERWISE NOTED, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS.

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a)      the Annual Information Form of the Trust dated April 10, 2002 (the
         "AIF");

(b) the audited comparative consolidated financial statements and notes thereto of the Trust for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors thereon dated January 27, 2003;

(c) management's discussion and analysis of the financial condition and operating results of the Trust for the year ended December 31, 2002;

(d) the Information Circular - Proxy Statement of the Trust dated March 5, 2002, relating to the annual meeting of Unitholders held on April 10, 2002 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance");

(e) the Information Circular-Proxy Statement of the Trust dated July 24, 2002, relating to the special meeting of Unitholders held on August 28, 2002; and

(f) the audited consolidated comparative financial statements and notes thereto of Startech Energy Inc. for the fiscal years ended December 31, 1999 and 1998, together with the report of the auditors thereon dated April 12, 2000.

Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

This prospectus also incorporates by reference financial statements for the Trust for the years ended December 31, 2002 and 2001 which have been audited by Deloitte & Touche LLP for which the Trust has obtained the consent of Deloitte & Touche LLP to the use of its audit report and also incorporates by reference financial statements of Startech Energy Inc. for the years ended December 31, 1999 and 1998 which have been audited by KPMG LLP for which the Trust has obtained the consent of KPMG LLP to the use of its audit report.

This prospectus also incorporates by reference financial statements audited by Arthur Andersen LLP for which the Trust did not obtain the consent of Arthur Andersen LLP to the use of its audit report. Arthur Andersen LLP's consent was not obtained because, on June 3, 2002, Arthur Andersen LLP ceased to practice public accounting in Canada. Because Arthur Andersen LLP has not provided this consent, purchasers of Trust Units pursuant to this prospectus will not have the statutory right of action for damages against Arthur Andersen LLP prescribed by applicable securities legislation. Arthur Andersen LLP may not have sufficient assets available to satisfy judgments against it. See "Risk Factors" and "Purchasers' Statutory Rights".

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of ARC Resources, at 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 (toll free number 1-888-272-4900). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of ARC Resources at the above mentioned address and telephone number.

                                GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"ARC FINANCIAL ADVISORY AGREEMENT" means the agreement dated August 28, 2002, among ARC Financial Corporation, ARC Resources, ARML and the Trust.

"ARC SASK." means ARC (Sask.) Energy Trust.

"ARML" OR THE"MANAGER" means, as the context requires: (i) the corporation named ARC Resources Management Ltd., all of whose shares were acquired by 980445 Alberta Ltd. on August 28, 2002 pursuant to the Internalization Transaction and which was subsequently amalgamated with its then parent, 980445 Alberta Ltd., a wholly-owned subsidiary of the Trust, on August 29, 2002; or (ii) the corporation named ARC Resources Management Ltd., which corporation is the continuing entity resulting from the amalgamation on August 29, 2002, of 980445 Alberta Ltd. and its then wholly-owned subsidiary, ARC Resources Management Ltd.

"ARML EXCHANGEABLE SHARES" means non-voting exchangeable shares in the capital of ARML.

"ARRANGEMENT" means the business combination of ARC Resources and Startech as described under "ARC Energy Trust - General Development of the Business".

"ARTC" means Alberta Royalty Tax Credit.

"CASH DISTRIBUTION DATE" means the date Distributable Income is paid to Unitholders, being the 15th day following any Record Date (or if such day is not a business day, on the next business day).

"DEFERRED PURCHASE PRICE OBLIGATION" means the ongoing obligation of the Trust to pay to ARC Resources and ARC Sask. an amount equal to 99% of the cost of, or any amount borrowed to acquire, any additional "Canadian resource property" (as defined in the Tax Act) acquired by ARC Resources and ARC Sask. (other than the working, royalty and other interests acquired by ARC Resources pursuant to the Arrangement) and of the cost of, or any amount borrowed to fund, "Canadian Development Expense" and "Canadian Exploration Expense" (both as defined in the Tax Act).

"DISTRIBUTABLE INCOME" means, for any particular period, the Royalties, other income from permitted investments (including the Long Term Notes) and ARTC, if any, received by the Trust less the Trust's share of Crown royalties (other than Crown royalties which are deducted in the computation of the Royalties) and direct expenses of the Trust.

"EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of ARC Resources.

"GILBERT" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta.

"GILBERT REPORT" means the report of Gilbert dated January 24, 2003 evaluating as at January 1, 2003, the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to the Properties.

"INTERNALIZATION TRANSACTION" means the transaction encompassing the indirect purchase by the Trust of all of the ARML shares and related transactions as described under "ARC Energy Trust - General Development of the Business".

"LONG TERM NOTES" means the long term notes issued by ARC Resources to the Trust on January 31, 2001 and August 29, 2002. Interest on the notes is payable monthly and the principal is due and payable on December 31, 2016 and December 31, 2017, respectively.

"MANAGEMENT AGREEMENT" means the agreement dated July 11, 1996, as amended, between the Manager, ARC Resources and the Trustee for and on behalf of the Trust pursuant to which the Manager has agreed to provide management services to ARC Resources, Orion Energy Trust, ARC Sask. and the Trust.

"PROPERTIES" means the working, royalty or other interests of ARC Resources and ARC Sask. from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including additional properties which may be acquired by ARC Resources or ARC Sask. at a future date.

"RECORD DATE" means the last business day of each month.

"ROYALTIES" means, collectively, the royalties payable by ARC Resources and ARC Sask. to the Trust pursuant to the Royalty Agreements which equal 99% of royalty income.

"ROYALTY AGREEMENTS" means, collectively, the agreements regarding the grant of the Royalties made as of July 1, 2002, between each of ARC Resources and ARC Sask. and Computershare Trust Company of Canada, as trustee for and on behalf of the Trust.

"SHAREHOLDER AGREEMENT" means the agreement amended and restated January 31, 2001, among ARC Resources, the Manager and the Trustee for and on behalf of Unitholders.

"STARTECH" means Startech Energy Inc.

"TAX ACT" means the Income TAX ACT (Canada) and the regulations thereunder.

"TRUSTEE" means the trustee of the Trust, presently Computershare Trust Company of Canada.

"TRUST INDENTURE" means the trust indenture dated May 7, 1996, as amended and restated as of April 10, 2002 between the Trustee and ARC Resources.

"TRUST UNITS" means the units of the Trust, each unit representing an equal undivided beneficial interest therein.

"UNDERWRITERS" means RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Raymond James Ltd., Canaccord Capital Corporation and Dundee Securities Corporation.

"UNITHOLDERS" means holders of Trust Units.

                           FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and ARC Resources believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

         o        the size of the reserves;

         o        projections of market prices and costs;

         o        supply and demand for oil and natural gas;

         o expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and

         o        treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

         o        volatility in market prices for oil and natural gas;

         o        liabilities inherent in oil and gas operations;

         o        uncertainties associated with estimating reserves;

         o competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

         o        incorrect assessments of the value of acquisitions;

         o        geological, technical, drilling and processing problems; and

         o        the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor ARC Resources undertakes any obligation to publicly update or revise any forward-looking statements.

                                ARC ENERGY TRUST

GENERAL

The Trust is an open-end investment trust created on May 7, 1996 under the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust Indenture has been amended from time to time, the latest material amendments being approved at the annual and special meeting of Unitholders held April 10, 2002, which included an amendment authorizing the creation and issuance of debentures, notes and other evidences of indebtedness. The Trust was created initially for the purposes of issuing Trust Units to the public and investing the funds so raised to purchase a 99% royalty from ARC Resources. The Trust also holds a 99% royalty granted by ARC Sask. Computershare Company of Canada has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. The principal and head office of the Trustee is located at Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8.

ARC Resources was incorporated under the BUSINESS CORPORATIONS ACT (Alberta) on January 22, 1996 and was amalgamated with Orion Energy Holdings Inc. and Pencor Petroleum Limited on March 31, 1999, and subsequently amalgamated with Startech and ARC Resources Finance Ltd. on January 31, 2001. All of the issued and outstanding shares of ARC Resources are held by the Trust except for the Exchangeable Shares issued in conjunction with the acquisition of Startech on January 31, 2001. The business of ARC Resources is the acquisition, development, exploitation, and disposition of all types of petroleum and natural gas and energy related assets, including conventional oil and gas assets, oil sands interests, electricity or power generating assets and pipeline, gathering and transportation assets. The head and principal office of ARC Resources is located at Suite 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

The principal investments of the Trust are the Royalties granted by ARC Resources and by ARC Sask. pursuant to the Royalty Agreements, the common shares of ARC Resources, the Long Term Notes (the principal amount of such notes was $238 million as of December 31, 2001, and was $207 million as of December 31,
2002), the common shares of ARML and the common shares of ARC Canadian Oil & Gas Ltd. The Royalties consist of a 99% share of royalty income on all of the Properties held by ARC Resources and ARC Sask. On each Cash Distribution Date, ARC Resources and ARC Sask. pay the Trust 99% of royalty income and ARC Resources pays interest on the Long Term Notes. The Trust will make cash distributions of such funds, subject only to required deductions and expenses of the Trust. Such cash distributions may be wholly or in part taxable. See "Distributions to Unitholders".

The Trust is structured with the objective of having income tax incurred only in the hands of the Unitholders. Distributable Income received by Unitholders consists essentially of the operating cash flow generated by the oil and natural gas properties of ARC Resources and ARC Sask. More specifically, internally generated cash flow, with the exception of cash flow used for capital expenditures and debt repayments, is effectively returned to the Unitholders.

GENERAL DEVELOPMENT OF THE BUSINESS

The following is a description of the general development of the business of the Trust over its last two completed financial years.

The Trust, ARC Resources, Startech and Impact Energy Inc. entered into the Arrangement Agreement as of December 15, 2000 which provided for the acquisition by ARC Resources of all of the issued and outstanding shares of Startech in exchange for, at the option of each holder of Startech shares, either 0.96 Trust Units or 0.96 Exchangeable Shares (to a maximum of 15,000,000 Exchangeable Shares) plus one common share of Impact Energy Inc. for each Startech share. The Arrangement was approved by the shareholders of Startech on January 25, 2001 and was completed on January 31, 2001 on the basis that ARC Resources acquired all of the issued and outstanding shares of Startech in consideration of the issuance of approximately 22.6 million Trust Units and approximately 7.4 million Exchangeable Shares to holders of Startech shares. ARC Resources also assumed approximately $168 million of bank indebtedness. Concurrently, ARC Resources amalgamated with Startech and ARC Resources' wholly-owned subsidiary, ARC Resources Finance Ltd. In connection with the Arrangement, ARC Resources issued the Long Term Notes in the principal amount of approximately $352 million to the Trust. The reserves attributable to the properties as at January 1, 2001 were
58.3 million boe on the basis of proven reserves plus probable reserves risked at 50 per cent. The properties acquired consisted of two major and 14 minor producing oil and gas properties principally located in Alberta and Saskatchewan. The reserve life index was 10.2 years for the proven reserves plus probable reserves risked at 50 per cent.

Effective February 1, 2001, a number of transactions involving the Trust, ARC Resources and ARC Sask. were completed pursuant to which ARC Resources disposed of the oil and gas properties located in the Province of Saskatchewan which were formerly held by Startech to ARC Sask., ARC Sask. granted a 99% royalty to ARC Resources, such royalty was assigned by ARC Resources to the Trust and the Long Term Notes were reduced from approximately $352 million to approximately $159 million.

Effective July 1, 2002, a number of transactions involving the Trust, ARC Resources, ARC Sask., Orion Energy Trust and ARC Canadian Oil & Gas Ltd. were completed pursuant to which, following the completion of such transactions: (i) the Trust holds a 99% royalty on all of the properties held by ARC Resources;
(ii) the Trust holds a 99% royalty on all of the properties held by ARC Sask.; and (iii) ARC Canadian Oil & Gas Ltd. (which company is a wholly-owned subsidiary of the Trust) holds all of the issued and outstanding trust units of Orion Energy Trust which in turn holds all of the issued and outstanding trust units of ARC Sask.

On August 28, 2002, the Internalization Transaction was completed resulting in a wholly-owned subsidiary of the Trust, 980445 Alberta Ltd., acquiring all of the common shares of ARML in exchange for $4,247,658 in cash, the assumption of the obligation of ARML to pay retention bonuses in the aggregate amount of $5,000,000 over a period of five years, 298,648 Trust Units and 3,281,279 ARML Exchangeable Shares. As part of the transaction, an aggregate 9,013 Trust Units and 2,008,699 ARML Exchangeable Shares were placed in escrow in accordance with the terms of escrow agreements which were entered into on August 28, 2002 (the terms of which are described in the Information Circular - Proxy Statement of the Trust dated July 24, 2002 prepared in connection with the Special Meeting of Unitholders held August 28, 2002). In addition, the ARC Financial Advisory Agreement was entered into pursuant to which ARC Financial Corporation agreed to provide certain ongoing research and strategic services to the Trust for a five year period without cost to the Trust. Furthermore ARML agreed to waive its right under the Shareholder Agreement to select three of the seven directors on the Board of Directors of ARC Resources and, accordingly, Unitholders will have the right to select all of the members of the Board of Directors of ARC Resources commencing at the annual meeting of Unitholders to be held in 2003. The Internalization Transaction was approved by the Unitholders of the Trust at a special meeting of Unitholders held on August 28, 2002. Subsequent to the completion of the Internalization Transaction, on August 29, 2002, 980445 Alberta Ltd. amalgamated with its then wholly-owned subsidiary, ARML, and the amalgamated company continued under the name "ARC Resources Management Ltd.".

                               RECENT DEVELOPMENTS

FINANCIAL RESULTS FOR YEAR ENDED DECEMBER 31, 2002

On February 6, 2003 the Trust filed with the various provincial securities commissions or similar regulatory authorities the audited comparative consolidated financial statements and notes thereto of the Trust for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors thereon dated January 27, 2003 as well as management's discussion and analysis of the financial condition and operating results of the Trust for the year ended December 31, 2002. Such financial statements and management's discussion and analysis are incorporated by reference into this prospectus.

OIL AND GAS RESERVES

Gilbert has prepared the Gilbert Report dated January 24, 2003 evaluating as at January 1, 2003, the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to the Properties. A summary of the Gilbert Report is attached to this prospectus as Appendix "A".

POTENTIAL ACQUISITIONS

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential acquisition. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Trust Units hereunder are estimated to be $119,890,000 after deducting the fees of $6,325,000 payable to the Underwriters and the estimated expenses of the issue of $285,000. If the Underwriters' Option is exercised in full, the net proceeds from the sale of the Trust Units hereunder are estimated to be $136,277,500 after deducting the fees of $7,187,500 payable to the Underwriters and the estimated expenses of the issue of $285,000. The net proceeds will be used to repay outstanding indebtedness incurred to fund development expenditures and the acquisition of oil and gas properties, including the properties acquired in late 2002 for approximately $71.1 million. In addition, this offering will strengthen the Trust's balance sheet and facilitate future acquisitions and ongoing development activities on the Trust's existing assets. See "Relationship Between ARC Resources' and ARC Sask.'s Lenders and Underwriters".

                              PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated February 6, 2003 (the "Underwriting Agreement") among the Trust, ARC Resources and the Underwriters, the Trust has agreed to issue and sell the Trust Units and the Underwriters have severally agreed to purchase on or about February 25, 2003, or such other date as may be agreed upon but not later than March 31, 2003, subject to the terms and conditions stated therein, all of the Trust Units offered hereby at a price of $11.50 per Trust Unit. In consideration for their services in connection with this offering, the Underwriters will be paid a fee of $0.575 per Trust Unit issued by the Trust.

The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 1,500,000 Trust Units on the same terms as this offering, exercisable at any time prior to 7:00 a.m. (Calgary time) on the last business day preceding the date of closing, which additional Trust Units are qualified for distribution under this prospectus. If the Underwriters' Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds of the offering prior to issue expenses will be $143,750,000, $7,187,500 and $136,562,500, respectively.

The obligations of the Underwriters under the Underwriting Agreement are several and the Underwriters may terminate their obligations at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its allotment of Trust Units, the remaining Underwriter or Underwriters may but are not obligated to purchase the Trust Units not purchased by the Underwriter or Underwriters which fail to purchase. If one or more of the Underwriters who have an obligation to purchase in the aggregate more than 7 per cent of the Trust Units offered hereunder fail to purchase their allotment of Trust Units, the remaining Underwriter or Underwriters may terminate their obligations under the Underwriting Agreement.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged for the purpose of creating actual or apparent trading in, or raising the price of the Trust Units. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior consent of RBC Dominion Securities Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, directly or indirectly, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the offering, except for the grant of rights pursuant to the Trust Unit Rights Incentive Plan, the issuance of Trust Units pursuant to the distribution reinvestment and optional Trust Unit purchase plan, the issuance of securities in connection with an acquisition, merger, consolidation or amalgamation and the issuance of Trust Units upon the exercise of other currently existing rights.

Certificates for the Trust Units will be available for delivery at the closing of this offering, which is expected to take place on or about February 25, 2003 but in any event not later than March 31, 2003.

The Trust Units have not been and will not be registered under the United States SECURITIES ACT OF 1933, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside the United States only in accordance with Regulation S under the 1993 Act.

In addition, until 40 days after the commencement of this offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

                             DETAILS OF THE OFFERING

A maximum of 650,000,000 Trust Units have been created and may be issued pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion or preemptive rights attach to the Trust Units.

A Special Voting Unit has been designated by the Board of Directors of ARC Resources as the "Special Voting Unit, Exchangeable Shares" ("Special Voting Unit, Exchangeable Shares"). The Special Voting Unit, Exchangeable Shares possesses a number of votes for the election of directors of ARC Resources and on all other matters submitted to a vote of Unitholders equal to the number of outstanding Exchangeable Shares from time to time not owned by the Trust or 908563 Alberta Ltd., a wholly-owned subsidiary of the Trust. A Special Voting Unit has also been designated by the Board of Directors of ARC Resources as the "Special Voting Unit, ARML Exchangeable Shares" ("Special Voting Unit, ARML Exchangeable Shares"). The Special Voting Unit, ARML Exchangeable Shares, possesses a number of votes for the election of directors of ARC Resources and in all matters submitted to a vote of Unitholders equal to the number of outstanding ARML Exchangeable Shares from time to time not owned by the Trust or 908563 Alberta Ltd. The holders of Trust Units, the holder of the Special Voting Unit, Exchangeable Shares and the holder of the Special Voting Unit, ARML Exchangeable Shares vote together as a single class on all matters.

In the event of any liquidation, dissolution or winding-up of the Trust, neither the holder of the Special Voting Unit, Exchangeable Shares nor the holder of the Special Voting Unit, ARML Exchangeable Shares will be entitled to receive any assets of the Trust available for distribution to its holders of Trust Units. Neither the holder of the Special Voting Unit, Exchangeable Shares nor the holder of the Special Voting Unit, ARML Exchangeable Shares will be entitled to receive dividends. The Special Voting Unit, Exchangeable Shares and the Special Voting Unit, ARML Exchangeable Shares have been issued to Computershare Trust Company of Canada, as trustee, to facilitate voting by holders of Exchangeable Shares and ARML Exchangeable Shares. At such time as the Special Voting Unit, Exchangeable Shares or the Special Voting Unit, ARML Exchangeable Shares have no votes attached to them because there are no Exchangeable Shares or ARML Exchangeable Shares outstanding not owned by the Trust or 908563 Alberta Ltd., the Special Voting Unit, Exchangeable Shares or the Special Voting Unit, ARML Exchangeable Shares, as the case may be, will be cancelled.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. The Trust Indenture may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, require approval by special resolution of the Unitholders.

The foregoing is a summary of certain provisions of the Trust Indenture. For a complete description of such Trust Indenture, reference should be made to the complete text of the Trust Indenture, copies of which may be viewed at the offices of, or obtained from the Trustee.

                    CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the combined capitalization of the Trust, ARC Resources and ARC Sask. as at December 31, 2002 before and after giving effect to this offering:

                                                                                     AS AT DECEMBER 31, 2002
                                                     AS AT                            AFTER GIVING EFFECT
                                               DECEMBER 31, 2002                          TO THE ISSUE (5)
                                   ------------------------------------     -------------------------------------
Long Term Debt (1)                                        $337,728,000                              $217,838,000
Unitholders' Equity (2)(3)(4)                             $868,666,000                              $988,556,000
                                             (123,305,329 Trust Units)                 (134,305,329 Trust Units)
                                         (637,167 Exchangeable Shares)             (637,167 Exchangeable Shares)
                                   (2,206,409 ARML Exchangeable Shares)     (2,206,409 ARML Exchangeable Shares)


Notes:

(1) ARC Resources and ARC Sask. have a combined credit facility of approximately $400 million as at December 31, 2002 consisting of a combined $300 million line of credit with four major chartered banks and U.S. $65 million of senior secured notes. Collateral for the long term debt is in the form of floating charges on all lands and assignments and negative pledges on specific petroleum and natural gas properties.

(2) As at December 31, 2002, rights were outstanding to purchase an aggregate of 3.0 million Trust Units, exercisable at prices between $5.22 and $12.28, which were granted pursuant to the Trust Unit Rights Incentive Plan.

(3) As at December 31, 2002, 637,167 Exchangeable Shares were outstanding entitling the holders to exchange shares at an exchange ratio of
         1.31350. If all Exchangeable Shares were exchanged on December 31, 2002, there would be 836,919 additional Trust Units issued.

(4) As at December 31, 2002, 2,206,409 ARML Exchangeable Shares were outstanding entitling the holders to exchange shares at an exchange ratio of 1.04337. If all ARML Exchangeable Shares were exchanged on December 31, 2002, there would be 2,302,101 additional Trust Units issued.

(5) Amounts do not include exercise of the Underwriters' Option, which if exercised in full, would result in Long Term Debt of $201,450,500, Unitholders' Equity of $1,004,943,500, and 135,805,329 Trust Units.

                          DISTRIBUTIONS TO UNITHOLDERS

The following per Trust Unit distributions have been payable to holders of Trust Units on record dates during the following periods.

                 2000:                            DISTRIBUTION PER TRUST UNIT
                 -----                            ---------------------------
                 First Quarter                               $0.45
                 Second Quarter                              $0.45
                 Third Quarter                               $0.52
                 Fourth Quarter                              $0.59

                 2001:
                 -----
                 First Quarter                               $0.60
                 Second Quarter                              $0.66
                 Third Quarter                               $0.60
                 Fourth Quarter                              $0.45

                 2002:
                 -----
                 First Quarter                               $0.39
                 Second Quarter                              $0.39
                 Third Quarter                               $0.39
                 Fourth Quarter                              $0.39

                 2003:
                 -----
                 January                                     $0.15

Since the closing of this offering is expected to occur before February 28, 2003 subscribers for Trust Units under this short form prospectus are expected to receive the distribution to Unitholders of record on February 28, 2003.

The Board of Directors of ARC Resources on behalf of the Trust reviews the distribution policy from time to time. The current distribution policy allows the use of up to 20% of cash available for distribution for capital expenditures. Depending upon commodity prices and the size of the capital expenditure budget, it is expected that up to 20% of the cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

                  PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units are listed and posted for trading on the TSX. The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated (as quoted by the TSX):

                                        THE TORONTO STOCK EXCHANGE
                                  ---------------------------------------------
    PERIOD                        IGH                 LOW              VOLUME
    ------                        ---                 ---              ------
                                   $                   $
    2000
         First Quarter             9.20                8.35           5,669,998
         Second Quarter           10.95                8.65          12,216,061
         Third Quarter            12.15               10.25           8,745,917
         Fourth Quarter           11.65               10.50          12,255,340
    2001
         First Quarter            11.89               11.00          31,949,493
         Second Quarter           13.50               10.85          28,155,247
         Third Quarter            12.59               10.41          23,851,740
         Fourth Quarter           12.20               10.35          26,359,861
    2002
         First Quarter            13.18               11.35          24,094,995
         Second Quarter           13.44               11.85          16,153,913
         Third Quarter            12.98               11.05          16,234,877
         Fourth Quarter           12.74               11.04          16,975,916
    2003
         January                  12.34               11.77           6,012,609
         February 1 - 12          11.90               11.45           3,143,602

On February 4, 2003 the last completed trading day on which the Trust Units traded prior to announcement of this offering, the closing price of the Trust Units was $11.80. On February 12, 2003 the closing price of the Trust Units was $11.45.

  RELATIONSHIP BETWEEN ARC RESOURCES' AND ARC SASK.'S LENDERS AND UNDERWRITERS

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc., four of the Underwriters, are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to ARC Resources and ARC Sask. and to which ARC Resources and ARC Sask. are indebted. See note (1) to the table under "Combined Capitalization of the Trust" for a description of the credit facility of ARC Resources and ARC Sask. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations among ARC Resources, on behalf of the Trust, and RBC Dominion Securities Inc., on behalf of the Underwriters. The banks did not have any involvement in such decision or determination; however, the banks have been advised of the issuance and the terms thereof. As a consequence of this issuance, RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. will receive their respective share of the Underwriters' fee. The net proceeds of this offering will be used to repay a portion of the indebtedness of the Trust to such banks. See "Use of Proceeds".

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Unitholder who acquires Trust Units pursuant to this offering and who, for purposes of the Tax Act, is resident in Canada, holds the Trust Units as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, Trust Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules or to a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act and any such Unitholder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based upon the provisions of the Tax Act, the Income Tax Regulations (the "Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations that have been publicly announced prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current administrative policies of the Canada Customs and Revenue Agency. No advance income tax ruling has been requested in respect of this offering.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial (except for certain provisions of the Alberta Corporate Tax Act relating to the ARTC), territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Trust Units. Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

STATUS OF THE TRUST

In the opinion of Counsel, based on representations of ARC Resources and the Trust, the Trust qualifies as a "unit trust" and a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. The qualification of the Trust as a mutual fund trust requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not be established nor must it at any time be maintained primarily for the benefit of non-residents. Although this fact has been assumed for the purposes of this opinion, Counsel is of the view that such assumption is reasonable in light of the restrictions on the ownership of Trust Units by non-resident persons and based on representations to Counsel that the overwhelming majority of Unitholders are Canadian residents. Secondly, in order for the Trust to continue to qualify as a mutual fund trust, there generally must be at least 150 Unitholders each of whom owns not less than one "block" of Trust Units having a fair market value of not less than $500. Based on factual representations to Counsel by ARC Resources, this requirement is also complied with at present. The Trust and ARC Resources have advised that it is intended that these requirements will be satisfied so that the Trust will continue to so qualify, but in the event the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below. The Trust will continue to so qualify if it qualifies at any time in a particular year and it would not otherwise qualify at a particular time only by virtue of the dispersal of ownership of Trust Units.

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, RESPs and DPSPs ("Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to, and any capital gain from the disposition of, the Trust Units while they are not qualified investments. In addition, where a trust governed by an RESP holds Trust Units that are not qualified investments and does not dispose of such Trust Units within 60 days of the Trust Units ceasing to be qualified investments, the registration of the RESP may be revoked.

If the Trust ceases to qualify as a mutual fund trust, the Trust will be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders including non-resident persons, and tax exempt persons (including Exempt Plans) that acquire an interest in the Trust directly or indirectly from another Unitholder.

INCOME OF THE TRUST

The Trust will be required to include in computing its income for a taxation year its entitlement under the Royalties in that year, including the amount which is paid by the Trust to ARC Resources or ARC Sask. in reimbursement of ARC Resources' or ARC Sask.'s obligation to pay Crown charges, and other amounts subject to set off. The Trust will also be required to include in its income any interest from the Long Term Notes which is paid to it, and any interest which accrues to it on unexpended funds. Costs incurred in the issuance of Trust Units may generally be deducted by the Trust on a five year, straight line basis. The Trust will be entitled to deduct reasonable current expenses incurred in its ongoing operation as well as annual deductions in respect of cumulative Canadian oil and gas property expense ("COGPE") and resource allowance.

The cost to the Trust of the Royalty and ARC Sask Royalty, including any amount paid under the Deferred Purchase Price Obligation will, when incurred, be added to the Trust's cumulative COGPE account. Any amount which is receivable by the Trust from the release of the Royalty and ARC Sask. Royalty will be deducted from the Trust's cumulative COGPE (see "Deferred Purchase Price Obligation and the Release of the Royalty and ARC Sask. Royalty on Certain Properties"). The Trust may generally deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10%, on a declining basis, of any positive balance of its cumulative COGPE account at the end of that year. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the purposes of the Tax Act for that year.

The Trust's resource allowance is computed as being 25% of its adjusted resource profits, calculated in accordance with the Regulations. Generally, the Trust's adjusted resource profits will equal its income from the Royalties prior to any deduction in respect of its cumulative COGPE and any amount deducted in respect of distributions to Unitholders, as described below. Royalty payments which do not have a corresponding obligation to effect a reimbursement of Crown Royalties and distributions from ARC Sask. will not be included in the Trust's resource profits.

The Tax Act requires the Trust to compute its income or loss for a taxation year as though it were an individual resident in Canada. The taxation year of the Trust is the calendar year. To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts which are paid or payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of Crown charges reimbursed by the Trust to ARC Resources or ARC Sask. over the resource allowance deductible by the Trust for that year, to the extent that such excess amounts are designated to the Unitholders for that year. See "The Unitholders - Income from Trust Units", below. The Trustee has agreed to designate the full amount of any such excess amounts annually in favour of the Unitholders. Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trustee has agreed to maximize the use of deductions in computing income and taxable income as allowed by the Tax Act.

DEFERRED PURCHASE PRICE OBLIGATION AND THE RELEASE OF THE ROYALTY AND ARC SASK. ROYALTY ON CERTAIN PROPERTIES

Where as a result of a sale of a Property by ARC Resources (or ARC Sask.) and the release of the Royalty or ARC Sask. Royalty relating to that Property, an amount becomes receivable by the Trust in a taxation year such amount will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined at the end of that year. If all or a portion of the consideration receivable in a taxation year upon the release of the Royalty or ARC Sask. Royalty relating to a Property is used pursuant to the Deferred Purchase Price Obligation to acquire in that year one or more replacement Canadian resource properties, the amount so used will be added, in that year, to the cumulative COGPE account of the Trust to the extent of its share of the portion of the consideration that is so used.

ENTITLEMENT TO ALBERTA ROYALTY TAX CREDITS

The Trust and ARC Resources are entitled to claim ARTC in respect of certain properties located in Alberta. Under current legislation, ARTC is based on a price sensitive formula linked to crude oil prices. The maximum Alberta Crown Royalty to which the rate applies annually is $2 million per applicant or associated group of applicants. Currently the Trust and ARC Resources are eligible to receive ARTC. ARC Resources will use the ARTC to defray other expenses and capital expenditures of ARC Resources thereby effectively increasing royalty income.

ARC Resources will be entitled to claim ARTC in respect of the portion of the Royalties which are not subject to the Trust's obligations to reimburse for Crown Royalties and where the properties to which the Royalty relates are not otherwise "restricted resource properties".

THE UNITHOLDERS

INCOME FROM TRUST UNITS

Each Unitholder is required to include in computing income for a particular taxation year the Unitholder's pro rata share of the Trust's net income for tax purposes that was payable in that year by the Trust to that Unitholder whether such amounts are reinvested in additional Trust Units and whether the amount was actually paid to the Unitholder in that year, together with all amounts designated to him as reimbursed Crown charges in excess of the resource allowance deducted in computing the Trust's income. An amount will be considered to be payable to the Unitholders in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. Income of a Unitholder from the Trust Units will be considered to be income from property and not business income or income from production for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders. The amount of income allocable to a Unitholder may vary from the amount of cash payments as a result of the deduction of non-cash expenses by the Trust, and the non-deductibility or deferred deductibility of certain Trust expenditures.

ADJUSTED COST BASE OF TRUST UNITS

The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. Trust Units issued pursuant to a reinvestment of distributions will be considered acquired at a cost equal to the amount of the distribution. This cost will be averaged with the cost of all other Trust Units to determine the adjusted cost base of each Trust Unit. Amounts distributed by the Trust to a Unitholder in respect of a Trust Unit (including amounts in respect of ARTC, if any) will reduce the Unitholder's adjusted cost base of the Trust Unit to the extent that the amount distributed is in excess of the Trust's income for the purposes of the Tax Act computed prior to any deduction for amounts distributed to Unitholders. To the extent that the adjusted cost base to a holder of Trust Units would otherwise be less than zero, the negative amount will be treated as a capital gain from the disposition of such Trust Units.

DISPOSITION OF TRUST UNITS

An actual or deemed disposition of Trust Units (other than in a tax-deferred transaction) will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater than (or less than) the adjusted cost base to the holder of such Trust Units plus reasonable costs associated with the disposition.

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income under the Tax Act for the year, and one half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

INTEREST ON FUNDS BORROWED TO ACQUIRE TRUST UNITS

Reasonable amounts of interest which are paid or payable pursuant to a legal obligation by a Unitholder on borrowed money used to acquire Trust Units will generally be deductible in computing the Unitholder's income for the period during which the person holds the Trust Units. Interest on funds used directly or indirectly to make a contribution to an Exempt Plan is not deductible.

REDEMPTION OF TRUST UNITS

A redemption of Trust Units in consideration for cash or promissory notes issued by ARC Resources ("ARC Resources Notes"), as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to such cash, or the fair market value of such ARC Resources Notes, as the case may be. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether the amount received exceeds, or is exceeded by, the adjusted cost base of the Trust Units so redeemed. The receipt of ARC Resources Notes in substitution for Trust Units may result in a change in the income tax characterization of distributions, and will require most holders of ARC Resources Notes to include interest on their ARC Resources Notes as it accrues no later than each anniversary date of the acquisition of such ARC Resources Notes.

                           ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP, the Trust Units will on the date of closing, subject to the assumptions contained in "Canadian Federal Income Tax Considerations" being met on the date of closing and on a continuous basis and provided that the Trust qualifies as a "mutual fund trust" as described under "Canadian Federal Income Tax Considerations", be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Tax Act as in effect on the date hereof. The Trust has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property of the Trust and accordingly the Trust Units will not constitute foreign property for such plans.

                                  RISK FACTORS

An investment in the Trust Units is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" in the AIF.

In connection with this offering, the Trust would normally be required to obtain a written consent from Arthur Andersen LLP, independent public accountants, to the incorporation of their audit report covering the audited financial statements of Startech Energy Inc. for the fiscal year ended December 31, 2000 incorporated into this prospectus and to the incorporation of their compilation report on the pro forma combined financial statements of the Trust for the fiscal year ended December 31, 2001 incorporated into this prospectus and to file that consent with the Canadian securities commissions. However, on June 3, 2002, Arthur Andersen LLP, which was an Ontario limited liability partnership separate from Arthur Andersen LLP in the U.S., ceased to practice public accounting in Canada, including at its Calgary, Alberta office, from which the Trust was primarily serviced. As a consequence, representatives of Arthur Andersen LLP are no longer available to provide a consent in connection with the filing of this prospectus with the Canadian securities commissions. The Trust has filed this prospectus in reliance on a staff notice of the Canadian Securities Administrators which relieves an issuer from the obligation to obtain Arthur Andersen LLP consents in certain cases. As a result of Arthur Andersen LLP not having provided that consent, purchasers will not be able to recover damages from Arthur Andersen LLP under Canadian securities legislation with respect to their audit report. Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP's audit of those financial statements.

                               INTEREST OF EXPERTS

Certain legal matters in connection with the issuance of the Trust Units offered hereby will be passed upon on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary. As of the date hereof, each of the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Macleod Dixon LLP, as a group, owned less than 1% of the outstanding Trust Units.

The consolidated financial statements (other than pro forma combined financial statements) of the Trust included or summarized in this short form prospectus (or incorporated by reference) have been audited by Deloitte & Touche LLP, Chartered Accountants, as stated in their report dated January 27, 2003. The pro forma combined financial statements of the Trust for the year ended December 31, 2001 incorporated by reference in this prospectus have been reviewed, as to compilation only, by Arthur Andersen LLP, Chartered Accountants, as stated in their report dated April 10, 2002 and the consolidated financial statements of Startech for the year ended December 31, 2000 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, Chartered Accountants, as stated in their report dated March 28, 2001. The consolidated financial statements of Startech for the years ended December 31, 1999 and 1998 incorporated by reference in this prospectus have been audited by KPMG LLP, Chartered Accountants, as stated in their report dated April 12, 2000.

Reserve estimates contained in the AIF, and incorporated by reference into this prospectus, are based upon reports prepared by Gilbert Laustsen Jung Associates Ltd., as independent consultants, as of January 1, 2003 and January 1, 2002, respectively, with respect to reserves of ARC Resources and ARC Sask.

As of the date hereof, the partners, as a group, of Gilbert Laustsen Jung Associates Ltd. own, directly or indirectly, less than 1% of the outstanding Trust Units. As of the date hereof, the partners of Deloitte & Touche LLP, as a group, do not beneficially own, directly or indirectly any Trust Units of the Trust. As of the date of their report, the partners of KPMG LLP did not own any shares of Startech.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 - 2nd Street SW, Calgary, Alberta T2P 0S7.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary and Toronto.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal advisor.

                                  APPENDIX "A"
                              OIL AND GAS RESERVES

Gilbert, independent petroleum consultants of Calgary, Alberta has prepared the Gilbert Report evaluating as at January 1, 2003, the crude oil, natural gas, natural gas liquids, and sulphur reserves attributable to the Properties. THE GILBERT REPORT EVALUATES THE RESERVES ATTRIBUTABLE TO ARC RESOURCES AND ARC SASK. PRIOR TO PROVISION FOR INCOME TAXES, INTEREST, DEBT SERVICE CHARGES, GENERAL AND ADMINISTRATIVE EXPENSES AND MANAGEMENT FEES. THE PROBABLE ADDITIONAL RESERVES (SET FORTH AS "RISKED PROBABLE" BELOW) AND THE PRESENT WORTH VALUE OF SUCH RESERVES AS SET FORTH IN THE TABLES BELOW HAVE BEEN REDUCED BY 50% TO REFLECT THE DEGREE OF RISK ASSOCIATED WITH RECOVERY OF SUCH RESERVES. IT SHOULD NOT BE ASSUMED THAT THE DISCOUNTED FUTURE NET PRODUCTION REVENUES ESTIMATED BY GILBERT REPRESENT THE FAIR MARKET VALUE OF THE RESERVES. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

              PETROLEUM AND NATURAL GAS RESERVES AND NET CASH FLOWS
                         ESCALATING COST AND PRICE CASE

                                         COMPANY INTEREST RESERVES                  PRESENT WORTH OF FUTURE NET CASH FLOW
                                   ----------------------------------------     -----------------------------------------------
                                      CRUDE OIL AND
                                   NATURAL GAS LIQUIDS       NATURAL GAS
                                          (MBBL)                 (BCF)           UNDISCOUNTED             DISCOUNTED AT
                                   -------------------     ----------------     -------------       ---------------------------
                                                                                                     10%        15%         20%
                                                                                                     ---        ---         ---
                                                                                      ($MM)                    ($MM)
                                      GROSS       NET       GROSS       NET
                                      -----       ---       -----       ---
Proved
    Producing                        79,237     68,076      296.6      236.0            1,778       1,027        865         755
    Non-Producing                    17,030     14,626       59.6       45.8              336         138         97          70
                                    -------    -------      -----      -----            -----       -----      -----         ---
Total Proved                         96,267     82,702      356.2      281.8            2,114       1,165        962         825

Total Proved Plus Probable          138,214    118,701      461.3      364.7            3,074       1,440      1,149         962

Risked Probable                      20,973     18,000       52.5       41.4              480         138         94          69

Total Proved Plus
Risked Probable                     117,241    100,701      408.8      323.3            2,594       1,302      1,055         893
                                    =======    =======      =====      =====            =====       =====      =====         ===

              PETROLEUM AND NATURAL GAS RESERVES AND NET CASH FLOWS
                          CONSTANT COST AND PRICE CASE

                                         COMPANY INTEREST RESERVES                  PRESENT WORTH OF FUTURE NET CASH FLOW
                                   ----------------------------------------     -----------------------------------------------
                                      CRUDE OIL AND
                                   NATURAL GAS LIQUIDS       NATURAL GAS
                                          (MBBL)                 (BCF)           UNDISCOUNTED             DISCOUNTED AT
                                   -------------------     ----------------     -------------       ---------------------------
                                                                                                     10%        15%         20%
                                                                                                     ---        ---         ---
                                                                                      ($MM)                    ($MM)
                                      GROSS       NET       GROSS       NET
                                      -----       ---       -----       ---
Proved
    Producing                        80,917    69,150         298        237             3,063      1,666      1,378       1,184
    Non-Producing                    17,166    14,367          60         46               592        276        207         161
                                    -------   -------         ---        ---             -----      -----      -----       -----
Total Proved                         98,083    83,517         358        283             3,655      1,942      1,585       1,345

Total Proved Plus Probable          139,738   118,802         463        366             5,130      2,400      1,905       1,585

Risked Probable                      20,827    17,642          53         42               738        229        160         120

Total Proved Plus
Risked Probable                     118,911   101,160         410        324             4,392      2,171      1,745       1,465
                                    =======   =======         ===        ===             =====      =====      =====       =====

Notes:

(1)      Columns may not add due to rounding.

(2)      The following definitions have been used in the Gilbert Report:

         (a) "Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserve to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

                  The proved reserves were subdivided into producing and non-producing categories, consistent with National Policy Statement 2-B of the Canadian Securities Administrators. The non-producing reserves were not further divided into developed and undeveloped reserves.

                  The proved reserves were sub-divided into the following classifications, depending on their status of development:

                  (i) "Producing Reserves" are those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and nonproducing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

                  (ii) "Nonproducing Reserves" means those reserves that are not classified as producing.

         (b) "Probable Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

         (c) "Pipeline Gas Reserves" are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

         (d) "Gross Reserves" are defined as the total remaining recoverable reserves associated with the acreage of interest.

         (e) "Company Interest Gross Reserves" are defined as the remaining reserves owned by ARC Resources and ARC Sask., before deduction of any royalties.

         (f) "Company Interest Net Reserves" are defined as the gross remaining reserves of the properties in which ARC Resources and ARC Sask. have an interest, less all royalties and interest owned by others.

         (g) "Net Production Revenue" is income derived from the sale of net reserves of oil, pipeline gas and gas by-products, less all capital and operating costs.

(3) THE GILBERT REPORT FORECASTS OF UNRISKED PROBABLE RESERVES AND VALUES HAVE BEEN REDUCED BY 50% TO REFLECT THE DEGREE OF RISK ASSOCIATED WITH THE RECOVERY OF SUCH RESERVES.

(4) The Gilbert Report used the average yearly product prices from Gilbert's then current price forecasts (at January, 2003) for natural gas, oil and condensate, as outlined in the following table:

                                                                               ALBERTA SPOT
             WTI CUSHING   EDMONTON                                             PLANT GATE                     BC SPOT
               OKLAHOMA   PAR PRICE*    PROPANE                  PENTANES PLUS   AVERAGE      HENRY HUB       PLANT GATE
   YEAR        $US/BBL       $/BBL        $/BBL     BUTANE $/BBL     $/BBL       $/MMBTU      $US/MMBTU       CDN$/MMBTU
   ----        -------       -----        -----     ------------     -----       -------      ---------       ----------

   2003         25.50        38.50        24.75        27.25         39.50         5.40          4.20            5.30
   2004         22.00        32.50        19.75        21.50         33.00         4.80          3.80            4.80
   2005         21.00        30.50        19.50        20.50         31.00         4.50          3.60            4.50
   2006         21.00        30.50        19.50        20.50         31.00         4.65          3.65            4.65
   2007         21.25        30.50        19.50        20.50         31.00         4.65          3.70            4.65
   2008         21.75        31.00        19.75        21.00         31.50         4.65          3.75            4.65
   2009         22.00        31.50        20.25        21.50         32.00         4.65          3.80            4.65
   2010         22.25        32.00        20.50        22.00         32.50         4.70          3.90            4.70
   2011         22.50        32.50        20.75        22.50         33.00         4.75          3.95            4.75
   2012         23.00        33.00        21.00        23.00         33.50         4.85          4.00            4.85
   2013         23.25        33.50        21.50        23.50         34.00         4.90          4.05            4.90
Thereafter     +1.5%/yr     +1.5%/yr     +1.5%/yr     +1.5%/yr     +1.5%/yr      +1.5%/yr      +1.5%/yr        +1.5%/yr

         * 40 degrees API, 0.43% sulphur.

         Operating and capital costs have been escalated at 1.5% annually.

(5) The constant cost and price evaluation was based upon December 31, 2002 prices as outlined in the following table:

                                                                          ALBERTA SPOT
WTI CUSHING    EDMONTON PAR                                                PLANT GATE                      BC SPOT
 OKLAHOMA        PRICE*                                    PENTANES PLUS    AVERAGE        AECO SPOT      PLANT GATE
  $US/BBL         $/BBL      PROPANE $/BBL   BUTANE $/BBL      $/BBL        $/MMBTU         $/MMBTU        CDN$/MCF
  -------         -----      -------------   ------------      -----        -------         -------        --------
   31.20          49.29          35.54          38.04          50.29          5.82            6.02           5.72

         * 40 degrees API, 0.43% sulphur.

         Operating and capital costs were not escalated.

(6) The $US/$Cdn exchange rate is assumed to be $0.65 to $0.68 throughout the period of the Gilbert Report.

(7) The Gilbert Report estimates total capital expenditures (net to ARC Resources and ARC Sask.) to achieve the estimated future net revenues from the Proved Reserves based upon escalating cost and price assumptions to be $200 million with $76 million, $36 million and $22 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively. The corresponding costs to achieve the estimated future net revenues from Proved Reserves plus one half of Probable Reserves ("Established Reserves") are $255 million with $83 million, $53 million and $28 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively.

(8) The Gilbert Report estimates total capital expenditures (net to ARC Resources and ARC Sask.) to achieve the estimated future net revenues from the Proved Reserves based upon constant cost and price assumptions to be $190 million with $75 million, $36 million and $21 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively. The corresponding costs to achieve the estimated future net revenues from the Established Reserves are $242 million with $83 million, $52 million and $28 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively.

(9) The Gilbert Report provides for estimated well abandonment and site restoration costs, but does not provide for facilities abandonment and reclamation costs.

(10) The benefit of ARTC eligibility has been included in the Gilbert Report on the assumption that the existing ARTC program remains in place. On both a Proved Reserve and an Established Reserve basis, the ARTC value discounted at 15% is $7 million.

         ESTIMATED FUTURE NET PRE-TAX CASH FLOWS & ESTABLISHED RESERVES
                         ESCALATING COST AND PRICE CASE
                                      ($MM)

                          ROYALTY
                          BURDENS                                                                                    NET CASH
              COMPANY    AFTER GAS   NET REVENUE   OPERATING       NET                                     NET     FLOW BEFORE
             INTEREST    PROCESSING     AFTER      AND OTHER   PRODUCTION     OTHER      ABANDONMENT     CAPITAL      INCOME
  YEAR      REVENUE(1)  ALLOWANCE(2)  ROYALTY(2)    EXPENSES   REVENUE(3)    INCOME         COSTS      INVESTMENT  TAXES(4)(5)
  ----      ----------  ------------  ----------    --------   ----------    ------         -----      ----------  -----------
  2003          511.0       94.8          416.2          95.1       321.1      2.1           2.5           83.4        237.3
  2004          438.0       77.8          360.1          95.6       264.5      2.5           2.5           52.6        211.8
  2005          383.9       66.1          317.8          94.3       223.5      4.6           2.6           28.4        197.2
  2006          352.1       59.3          292.8          92.2       200.6      4.3           2.6           13.9        188.5
  2007          312.4       51.3          261.2          88.2       173.0      4.0           2.7            9.8        164.6
  2008          282.2       44.9          237.3          84.5       152.8      3.6           2.7            9.6        144.2
  2009          256.4       39.4          217.0          81.4       135.6      3.3           2.7            5.5        130.6
  2010          236.6       35.9          200.6          78.7       121.9      3.0           2.8            4.7        117.3
  2011          218.7       32.8          185.9          75.9       110.0      2.7           2.8            5.9        104.0
  2012          207.4       31.2          176.2          72.4       103.8      2.2           2.9            6.5         96.5
  2013          193.6       28.9          164.8          67.3        97.5      1.7           2.9            4.6         91.7
  2014          180.1       26.3          153.7          64.1        89.6      1.5           2.9            3.6         84.5
Remainder     2,243.4      267.0        1,976.4       1,027.1       949.3     14.4         111.2           26.9        825.6

  Total       5,815.7      855.8        4,960.0       2,016.9     2,943.1     49.9         143.8          255.5      2,593.7

     Net Cash Flow Before Income Taxes(5) Discounted to January 1, 2003 at:

                               10%: $1,302 million
                               12%: $1,190 million
                               15%: $1,056 million


Notes:

(1)      Includes working interest revenue and royalty interest revenue.

(2)      Net of ARTC.

(3) Company interest revenue less royalty burdens (net of ARTC) and operating and other expenses.

(4)      Undiscounted.

(5) Cash flow before income taxes includes other income and hedging gains (losses) and is stated prior to interest and general and administrative expenses.

(6) Production for 2003 based on 15,351 mboe Proved Reserves plus 352 mboe for 50% Probable Reserves and for 2004, based on 14,509 mboe for Proved Reserves plus 882 mboe for 50% Probable Reserves.

(7)      Based on the Gilbert Report with a January 1, 2003 effective date.

(8)      Columns may not add due to rounding.

         ESTIMATED FUTURE NET PRE-TAX CASH FLOWS & ESTABLISHED RESERVES
                          CONSTANT COST AND PRICE CASE
                                      ($MM)

                          ROYALTY
                          BURDENS                                                                                    NET CASH
              COMPANY    AFTER GAS   NET REVENUE   OPERATING       NET                                     NET     FLOW BEFORE
             INTEREST    PROCESSING     AFTER      AND OTHER   PRODUCTION     OTHER      ABANDONMENT     CAPITAL      INCOME
  YEAR      REVENUE(1)  ALLOWANCE(2)  ROYALTY(2)    EXPENSES   REVENUE(3)    INCOME         COSTS      INVESTMENT  TAXES(4)(5)
  ----      ----------  ------------  ----------    --------   ----------    ------         -----      ----------  -----------
  2003          624.1      117.1          507.0        98.0         409.0      2.1           2.5           83.3        325.3
  2004          616.6      115.0          501.7        98.3         403.4      2.6           2.5           51.8        351.6
  2005          576.3      106.2          470.1        95.9         374.2      4.6           2.6           27.5        348.7
  2006          521.3       93.2          428.1        92.4         335.7      4.3           2.6           13.3        324.1
  2007          463.3       81.0          382.3        87.1         295.2      4.0           2.7            9.2        287.4
  2008          414.4       70.3          344.1        82.1         262.0      3.6           2.7            8.9        254.1
  2009          372.7       61.5          311.2        77.7         233.5      3.3           2.7            5.0        229.1
  2010          339.3       54.9          284.4        74.0         210.4      3.0           2.8            4.3        206.3
  2011          309.7       49.2          260.5        70.3         190.2      2.7           2.8            5.2        184.8
  2012          288.2       45.7          242.5        66.0         176.5      2.2           2.9            5.7        170.1
  2013          265.4       41.6          223.8        60.6         163.2      1.7           2.9            4.0        158.0
  2014          243.7       37.4          206.3        57.0         149.3      1.5           2.9            3.1        144.7
Remainder     2,647.8      326.4        2,321.4       796.3       1,525.1     14.6         111.2           20.4      1,408.1

  Total       7,682.7    1,199.4        6,483.3     1,755.6       4,727.6     50.2         143.8          241.8      4,392.3

     Net Cash Flow Before Income Taxes(5) Discounted to January 1, 2003 at:

                               10%: $2,171 million
                               12%: $1,976 million
                               15%: $1,745 million


Notes:

(1)      Includes working interest revenue and royalty interest revenue.

(2)      Net of ARTC.

(3) Company interest revenue less royalty burdens (net of ARTC) and operating and other expenses.

(4)      Undiscounted.

(5) Cash flow before income taxes includes other income and hedging gains (losses) and is stated prior to interest and general and administrative expenses.

(6) Production for 2003 based on 15,359 mboe Proved Reserves plus 352 mboe for 50% Probable Reserves and for 2004, based on 14,532 mboe for Proved Reserves plus 880 mboe for 50% Probable Reserves.

(7)      Based on the Gilbert Report with a January 1, 2003 effective date.

(8)      Columns may not add due to rounding.

                            CERTIFICATE OF THE TRUST

Dated:  February 13, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all of the provinces of Canada. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

                                ARC ENERGY TRUST
                             BY: ARC RESOURCES LTD.



(signed) John P. Dielwart                       (signed) Steven W. Sinclair
-------------------------                       ---------------------------
President and Chief Executive Officer           Vice-President, Finance and
                                                Chief Financial Officer



                       On behalf of the Board of Directors



(signed) John M. Stewart                        (signed) Walt DeBoni
------------------------                        --------------------
Director                                        Director

                           CERTIFICATE OF UNDERWRITERS

Dated: February 13, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all of the provinces of Canada. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

                            RBC DOMINION SECURITIES INC.


                            By: (signed) Robi Contrada
                                --------------------------


                            CIBC WORLD MARKETS INC.


                            By: (signed) Brenda A. Mason
                                --------------------------


                            BMO NESBITT BURNS INC.


                            By: (signed) Aaron M. Engen
                                --------------------------


                            SCOTIA CAPITAL INC.


                            By: (signed) Mark A. Herman
                                --------------------------


                            NATIONAL BANK FINANCIAL INC.


                            By: (signed) L. Trevor Anderson
                                --------------------------


                            TD SECURITIES INC.


                            By: (signed) Robert J. Mason
                                --------------------------


 FIRSTENERGY CAPITAL CORP.                      RAYMOND JAMES LTD.


 By: (signed) John S. Chambers                  By: (signed) Naveen Dargan
     ----------------------------                   ---------------------------


 CANACCORD CAPITAL CORPORATION                  DUNDEE SECURITIES CORPORATION


 By: (signed) J. Roderick Matheson              By: (signed) David G. Anderson
     ----------------------------                   ---------------------------